March 28, 2007




Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0303
Attention:    Kevin Woody
              Branch Chief

                Re:  HomeFed Corporation.
                     Form 10-K for the fiscal year ended December 31, 2006 File No.: 1-10153

Dear Mr. Woody:

Reference is made to your letter of March 21, 2007 (the "March 21 Letter"). On behalf of HomeFed Corporation ("HomeFed" or the "Company"), set forth below is each numbered paragraph of the March 21 Letter followed by the response of HomeFed to each comment contained in the March 21 Letter. The number of each response corresponds to the number of the comment in your letter.


Form 10-K for the fiscal year ended December 31, 2006
-----------------------------------------------------

Item 1.  Business
-----------------

Current Development Projects, page 3
------------------------------------

1. You have disclosed projected sales revenues and projected gross profits for the San Elijo Hills Project. As you have indicated in your disclosures, market conditions have changed significantly from those conditions under which you have

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Kevin Woody
March 28, 2007
Page 2




sold the majority of your land under this project. Please disclose your basis for and the limitations on your projections. Refer to Item 10 of Regulation S-K.

            The Company believes that the discussion in Item 1 provides a reasonable basis for its projections and their limitations, when considered in combination with the additional disclosures (which are cross-referenced) contained in the discussion in "Management's Discussion and Analysis of Financial Condition and Results of Operations - Critical Accounting Estimates," contained in Item 7 of the Company's Form 10-K for the fiscal year ended December 31, 2006 (the "2006 10-K"). The disclosures in Item 1 include a disclosure of the current market conditions, the Company's rejection of homebuilders' requests for modifications and concessions to their purchase agreements, and the Company's intention to be patient and wait for the market to improve before marketing its remaining inventory for sale. The discussion in
Item 1 also points out that the Company's estimates are subject to change based upon a number of factors outside the control of the Company. The projected sales and gross profits disclosed in Item 1 for the San Elijo Hills project represent amounts specific to the San Elijo Hills project that are included in the Company's consolidated income projection, which is discussed in more detail in
Item 7 of the 2006 10-K, including an identification of various factors considered. If the Company refers to or discusses projections in future filings with the Commission, it will include with all of such disclosures the basis for and limitation on its projections wherever such disclosures are stated in such filings, rather than providing a cross-reference.

Financial Statements
--------------------

Consolidated Statements of Cash Flows, page F-6
-----------------------------------------------

2. During the year ended December 31, 2006, we note that dividends were paid on common stock despite that net cash was not provided by operating activities. Please discuss the source(s) of these dividends, within the Liquidity and Capital Resources section of your Management's Discussion and Analysis of Financial Condition and Results of Operations, as dividends paid in excess of net cash provided by operating activities raise concerns about the sustainability of dividends into the future.

            The dividend paid in April 2006 totaled $4,100,000 and was disclosed in the Liquidity and Capital Resources section of the Management's Discussion and Analysis of Financial Condition and Results of Operations in HomeFed's Quarterly Report on Form 10-Q for the quarter ended March 31, 2006 (the "First Quarter 10-Q"), and in HomeFed's 2006 10-K. The Company does not pay a regular cash dividend, has never disclosed an intention to pay or sustain a regular cash dividend, and any dividends paid are determined at the discretion of the board of directors.

Kevin Woody
March 28, 2007
Page 3



            At December 31, 2006, March 31, 2006, and December 31, 2005, the Company had consolidated cash and cash equivalents and marketable securities aggregating $131,000,000, $174,600,000 and $196,900,000, respectively, to meet the Company's then current needs and for future investment opportunities. Each of these amounts was disclosed in the Liquidity and Capital Resources sections of the respective quarterly or annual reports filed with the Commission. The cash and cash equivalent component was used to pay the dividend in April 2006. Additional disclosure concerning the Company's available sources of liquidity are also made in the fourth paragraph of the Liquidity and Capital Resources section of the 2006 10-K and in the second paragraph of the Liquidity and Capital Resources section contained in the Company's Annual Report on Form 10-K for the year ended December 31, 2005. Given the foregoing, the Company believes that there is sufficient disclosure to determine the source of the dividend payment, and also believes that the amount of the payment is not material to the Company's available sources of liquidity. However, to further clarify the Company's policy with respect to dividends, if the Company pays a dividend in the future it will disclose in its filings with the Commission the amount of the dividend, the balance sheet account from which the funds were sourced, and that the payment of any future dividend will be subject to the discretion of the board of directors of the Company.


Exhibits 31.1 and 31.2
----------------------

3. We note that you made a modification to the exact form of the required certification by deleting the language "(the registrant's fourth fiscal quarter in the case of an annual report)" in paragraph 4(d). Please discontinue the use of the modifications in future filings as certifications required under the Exchange Act Rules 13a-14(a) and 15d-14(a) must be in the exact form set forth in Item 601(b)(31) of Regulation S-K.

            The Company will comply with this comment in future filings.


                                     * * * *

In connection with our filings and in response to the March 21 Letter, HomeFed acknowledges and agrees that:

o HomeFed is responsible for the adequacy and accuracy of the disclosure in its filings;

o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

Kevin Woody
March 28, 2007
Page 4



o HomeFed may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or desire any additional information please contact the undersigned at (760) 602-3776.



                                                     Very truly yours,

                                                     /s/  Erin Ruhe

                                                     Erin Ruhe
                                                     Treasurer & Controller





cc:   Howard Efron, Staff Accountant